03011525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
53235

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED FEB 28 2003 PROCESSING WASHINGTON DC 153 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BONDS DIRECT SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 MADISON AVENUE, 8TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAXINE SYRJAMAKI (310) 914-6034
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name)*

355 SOUTH GRAND AVENUE, SUITE 2000 LOS ANGELES, CA 90071-1568
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, MAXINE SYRJAMAKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BONDS DIRECT SECURITIES LLC, as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

STATE OF CALIFORNIA
COUNTY OF LOS ANGELES
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 18TH DAY OF FEBRUARY, 2003

Maxine Syrjamaki
Signature

CHIEF FINANCIAL OFFICER
Title

ROBERT A. EISNER
Commission # 1314718
Notary Public - California
Los Angeles County
My Comm. Expires Jul 23, 2005

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bonds Direct Securities LLC:

We have audited the accompanying statement of financial condition of Bonds Direct Securities LLC (the Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bonds Direct Securities LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 20, 2003

BONDS DIRECT SECURITIES LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	67,063
Receivable from brokers and dealers		7,916,405
Securities owned		146,371,218
Premises and equipment		882,105
Due from affiliate		531,286
Other assets		1,279,170
	$	157,047,247

Liabilities and Members' Equity

Securities sold, not yet purchased	$	145,925,383
Accrued expenses and other liabilities		1,150,499
		147,075,882
Liabilities subordinated to claims of general creditors		10,000,000
Members' equity:		
Members' capital		3,450,000
Accumulated deficit		(3,478,635)
Total members' equity		(28,635)
	$	157,047,247

See accompanying notes to statement of financial condition.

BONDS DIRECT SECURITIES LLC

Notes to Statement of Financial Condition

December 31, 2002

(1) Summary of Significant Accounting Policies

Background of Company

Bonds Direct Securities LLC ("Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company was set up as a Delaware limited liability company in 2001. The Company provides investment grade fixed income transaction execution for institutions, acting as principal, through a combination of professional sales and trading coverage and a technology platform that enables true on-line real time trading. The Company offers transaction execution in investment grade corporate bonds, U.S. treasury securities and U.S. government agency securities.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

Securities Transactions

Transactions in securities are recorded on a trade-date basis.

Securities owned, and securities sold, not yet purchased, are valued at market.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, consisting of cash, are carried at fair value. Similarly, liabilities, including subordinated liabilities, are carried at amounts approximating fair value. Securities owned and securities sold, not yet purchased are valued at quoted market prices.

Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). The contributed software is being amortized using the straight-line method over its estimated useful life of five years. Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

Federal and State Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and accordingly are not subject to income taxes. Therefore, no provision for income taxes has been made in the Company's statement of financial condition.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities to prepare this statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased, as of December 31, 2002:

	Securities owned	Securities sold, not yet purchased
U.S. Government debt securities	$ 10,939,311	32,791,132
Corporate debt securities	135,431,907	113,134,251
	$ 146,371,218	145,925,383

(3) Premises and Equipment

The following is a summary of premises and equipment as of December 31, 2002:

Furniture, fixtures and equipment	$ 1,061,181
Leasehold improvements	124,884
Total	1,186,065
Less accumulated depreciation and amortization	303,960
	$ 882,105

Included in furniture, fixtures and equipment is $500,000 of contributed software.

(4) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2002, the Company had the following subordinated loans:

Amount	Interest Rate	Maturity Date	Lender(s)
$ 3,700,000	10%	August 31, 2004	Jefferies Group, Inc.
5,000,000	10%	January 31, 2005	Jefferies Group, Inc.
1,000,000	10%	June 30, 2003	Primarily employees of Jefferies & Company, Inc.
300,000	10%	August 31, 2004	Members
$10,000,000			

The subordinated notes are covered by agreements approved by the NASD Regulation, Inc. and are included by the Company for the purpose of computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule.

(5) Related Party Transactions

Included in members' capital is an investment in the Company by Jefferies Group, Inc. of $2,800,000.

The entire receivable from brokers and dealers of $7,916,405 due from Jefferies & Company, Inc.

Included in liabilities subordinated to the claims of general creditors are 10% subordinated notes of $3,700,000 and $5,000,000 due to Jefferies Group, Inc., $1,000,000 due to various lenders, primarily employees of Jefferies & Company, Inc., and $300,000 due to members of the Company, as described in Note 4 above.

The Company received interest from Jefferies & Company, Inc.

The Company paid interest to Jefferies & Company, Inc. The Company also paid interest to Jefferies Group, Inc. for subordinated loans.

The Company paid Jefferies & Company, Inc. for providing clearing and general and administrative services for the Company pursuant to a service agreement. Included in general and administrative services is the provision of office space and general facilities support.

(6) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

(7) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2002, the Company had net capital of $2,273,955, which was $2,023,955 in excess of required net capital.